Maneki Mining Inc.
4462 John Street
Vancouver, BC
V5V 3X1

November 30, 2005

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Station Place
100 F Street, N.E.
Washington, D.C.
20549-7010

Attn: Edward M. Kelly

Re:       Maneki Mining Inc.
            Registration Statementon Form SB-2
            File No. 333-125898

Dear Mr. Kelly

In response to your correspondence with our legal counsel, Stepp Law Group, in a facsimile dated November 22, 2005 we have filed an amendment to the SB-2 which was originally filed on June 17, 2005.  We have updated the financial statements to include our last quarter ended September 30, 2005. To help expedite your review please find attached three marked copies of the amendment.

Yours truly,

/s/ Sean Philip Watkinson
Sean Philip Watkinson
President

cc: Thomas E. Stepp, Esq.